UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 11-K
___________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

For the fiscal year ended December 31, 2009

Commission file number 000-49747

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Security Group, Inc.
531 Broad Street
Chattanooga, Tennessee  37402

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS

December 31, 2009

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Plan Administrator of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan
Chattanooga, Tennessee

We have audited the accompanying statements of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in the net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - schedule of assets (held at end of year) and Schedule H, Line 4j - schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Brentwood, Tennessee
June 28, 2010

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	December 31, 2009			December 31, 2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS
Investments, at fair value
Interest-bearing cash	$1	$-	$1	$5	$-	$5
Collective trust fund	1,456,810	-	1,456,810	1,380,065	-	1,380,065
Investment in First Security Group, Inc. common stock	968,165	1,829,713	2,797,878	1,059,265	3,399,225	4,458,490
Mutual funds	6,243,275	-	6,243,275	4,487,835	-	4,487,835
Total assets	8,668,251	1,829,713	10,497,964	6,927,170	3,399,225	10,326,395

LIABILITIES

Note payable	-	4,832,681	4,832,681	-	5,704,046	5,704,046
Total liabilities	-	4,832,681	4,832,681	-	5,704,046	5,704,046

NET ASSETS AVAILABLE FOR BENEFITS	$8,668,251	$(3,002,968)	$5,665,283	$6,927,170	$(2,304,821)	$4,622,349

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

	December 31, 2009
	Allocated	Unallocated	Total
ADDITIONS
Investment income
Net appreciation / (depreciation) in fair value of investments	$590,496	$(1,860,698)	$(1,270,202)
Dividends on First Security Group, Inc. common stock	20,715	74,052	94,767
Other dividend and interest income	167,710	-	167,710
Allocation of 190,176 shares, at fair market value	615,005	-	615,005
	1,393,926	(1,786,646)	(392,720)

Contributions
Employer	-	2,074,503	2,074,503
Participants	900,458	-	900,458
Rollover	57,658	-	57,658
	958,116	2,074,503	3,032,619

Total additions	2,352,042	287,857	2,639,899

DEDUCTIONS
Benefits paid to participants	595,961	-	595,961
Interest expense	-	370,999	370,999
Administrative expenses	15,000	-	15,000
Allocation of 190,176 shares, at fair market value	-	615,005	615,005

Total deductions	610,961	986,004	1,596,965

NET INCREASE / (DECREASE)	1,741,081	(698,147)	1,042,934

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,927,170	(2,304,821)	4,622,349
End of year	$8,668,251	$(3,002,968)	$5,665,283

The accompanying notes are an integral part of the financial statements.

First Security Group, Inc. 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1 – PLAN DESCRIPTION

The following description of the First Security Group, Inc. 401(k) and Employee Stock Ownership Plan is provided for general information purposes only.  More complete information regarding the Plan’s provisions is provided in the Plan documents.

General
The Plan, as amended, is a defined contribution plan covering all employees of First Security Group, Inc. and Subsidiary (the Company) who have completed 90 days of service and are twenty-one years of age or older.  Employees that have not met the age requirement are eligible to participate in the Plan after completing 1 year or service with at least 1,000 hours of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and designed to comply with all regulations of the Internal Revenue Service (IRS).  The Plan is administered by the Company’s Retirement Committee.

Within the Plan, there are two parts, the Employee Stock Ownership Plan (ESOP) and the 401(k) Plan (401(k)).  Unless specified, the following information applies to both parts of the Plan.

The ESOP operates as a leveraged employee stock ownership plan.  The ESOP purchased common stock of the Company with the proceeds of a note payable from the Company.  The note is collateralized by the unallocated shares of stock and is guaranteed by the Company.  The Company has no rights against shares once they are allocated.  Accordingly, the financial statements of the Plan separately present the assets and liabilities and changes therein for allocated and unallocated shares.

Effective January 1, 2007 the Plan was amended in order to satisfy the requirements of a “safe harbor” plan, as defined by the IRS.

Contributions
401(k) - Each year, participants may contribute up to 75 percent of pretax annual compensation, not to exceed the annual limitations set by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers fourteen mutual funds and one collective trust fund, as well as Company stock as the investment options for participants.  The Company matches eligible employee contributions dollar for dollar in Company common stock up to 6 percent of the participant’s eligible compensation.  The Plan provides immediate vesting and immediate diversification of the Company contributions. As such, the Company contributions are considered to be participant directed transactions.  This and other aspects of the latest amendments meet the requirements of a safe harbor plan. Contributions are subject to certain limitations.

ESOP – The Plan purchased common stock of the Company with the proceeds of a note payable.  The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s earnings, are equal to the amount necessary to enable the Plan to make the annual scheduled payments of principal and interest due on the note.  Discretionary contributions can be made at the option of the Company’s Board of Directors.  The Company has elected to make quarterly principal and interest payments to reduce the risk of price volatility in the Company’s matching contribution.  The Plan Sponsor calculates the principal and interest payment each quarter to release shares with a fair value equal to the employer match required under the 401(k) provisions of the Plan.

Participant Accounts
401(k) - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and is charged with his or her withdrawals and an allocation of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ESOP – Each participant’s account is credited with the allocated shares of Company stock based on the amount of the loan payment.  Payments are required at least annually.  The aggregate number of shares allocated is determined by multiplying the number of unallocated shares on the payment date by the proportion of the principal and interest payment to the total current and future principal and interest payments for the loan as defined by the Plan document and loan document.

Stock dividends on allocated shares are credited to each participant’s account.  Stock and cash dividends on unallocated shares are required to repay the loan.  Based on each participant’s election, cash dividends on allocated shares may be (a) credited to the participant account and reinvested in Company stock or (b) distributed in cash to the participant. The Plan Administrator may elect to use cash dividends paid on allocated shares of Company stock in the ESOP accounts to repay the loan. Such an election by the Plan Administrator would supersede the participant’s election.  In the event that cash dividends on allocated shares are used to repay the loan, an additional allocation of shares to participants for not less than the value of the cash dividend is required.  More complete information regarding the allocation of shares to individual participant accounts may be found in the Plan document.

Forfeitures and Vesting
Effective January 1, 2007, all participants were fully vested in Company matching contributions and any earnings thereon. Effective August 26, 2009, prior forfeited balances of terminated participants’ non-vested accounts are available to pay administrative expenses of the Plan or to reduce Company contributions to the Plan.  As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $38,863 and $37,624, respectively.  The Company did not utilize this balance during 2009.

Payment of Benefits
401(k) - Upon termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

ESOP – Upon termination of service due to death, disability or retirement, a participant will receive the vested portion of his or her account in whole shares of Company stock, cash or a combination of both as elected by the participant.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Diversification
Effective March 31, 2007, a participant may diversify his or her account, including the allocated Company stock in the ESOP, to any available investment options of the Plan. The Company adopted an amendment, effective January 1, 2009, that eliminated the maximum cap of 25 percent of future elective deferrals that participants can invest in Company stock. Additionally, the amendment eliminated the rule stating that a participant may not direct a transfer or reallocation that would result in his or her account’s portion of Company stock to exceed 25 percent, exclusive of the Company match.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer contributions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Adoption of New Accounting Standards
In  April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (ASC 820).  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The adoption did not have a material impact on the Plan’s net assets available for benefits.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162.  This guidance establishes the FASB Accounting Standards Codification (ASC or Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities.  The Codification supercedes all existing non-Securities and Exchange Commission (SEC) accounting and reporting standards.  Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants.  This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s net assets available for benefits.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (ASC 820) - Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also required additional disclosure of the attributes of these investments such as:  (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  This guidance is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Plan’s net assets available for benefits.

Newly Issued Not Yet Effective
In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (ASC 820) – Improving Disclosures about Fair Value Measurements.  This guidance requires:  (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

ASC 820 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  Investments in Company common stock are valued by quoted market prices on nationally recognized securities exchanges (level 1 inputs).

Collective trust fund:  The fair value of interests in the collective trust fund classified as a stable value fund is based upon the net asset value of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). The collective trust has underlying investments in guaranteed investment contracts (GICs), synthetic GICs and money market instruments that potentially have investments in various high-quality, short-term, fixed-income securities that can be carried at contract value and investment companies invested primarily in such high-quality, short-term, fixed-income securities. The Fund may invest in any other fixed-income securities that can be carried at contract value, including bank investment contract (BICs), annuities, group annuity contracts and funding agreements issued by insurance companies. Under normal market conditions, the Fund will attempt to invest at least 90% of its assets in GICs and synthetic GICs. The Fund generally will attempt to maintain a cash position between 5% and 10% of total Fund assets, which will be invested in money market instruments. No more than 10% of the Fund’s total assets at the time of purchase will be invested in GICs issued by any single insurance company. The Fund maintains a weighted average credit quality of at least AA. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement for funding participant directed transactions.  Other withdrawals from the fund require 12 months advance written notice.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 3 for additional information on fair value.

Net Appreciation (Depreciation) in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or (depreciation) in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation or (depreciation) on those investments.

Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amounts of the adjustments have been determined to be immaterial.

Risks and Uncertainties
The Plan’s investments consist of a combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amount reported in the financial statements.

Payment of Benefits
Benefits are recorded when paid.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

NOTE 3 – FAIR VALUE

As described in Note 2, the Plan uses fair value, as defined by ASC 820, for the Plan investments.  Investments measured at fair value on a recurring basis are summarized below:

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,456,810	$-	$1,456,810	$-
Domestic Equity Mutual Funds	3,534,609	3,534,609	-	-
Foreign Equity Mutual Funds	857,740	857,740	-	-
Bond Mutual Funds	1,284,582	1,284,582	-	-
Life Cycle Mutual Funds	566,344	566,344	-	-
Company Common Stock	2,797,878	2,797,878	-	-

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,380,065	$-	$1,380,065	$-
Domestic Equity Mutual Funds	2,554,737	2,554,737	-	-
Foreign Equity Mutual Funds	472,180	472,180	-	-
Bond Mutual Funds	1,111,885	1,111,885	-	-
Life Cycle Mutual Funds	349,033	349,033	-	-
Company Common Stock	4,458,490	4,458,490	-	-

As of December 31, 2009 and 2008, the Plan did not hold any investments classified as Level 3 investments.

The estimated fair value of the note payable is $4,863,696 and $5,501,895 as of December 31, 2009 and 2008, respectfully. The fair value was estimated by utilizing current market rates and the discounted cash flows of the note payable.

NOTE 4 – INVESTMENTS

Except for the investment in unallocated common stock of the Company, the Plan’s investments are held by the custodian, Federated Investors, Inc.  The fair value of the individual investments applicable to the 401(k) that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified as follows:

	2009	2008
Interest-bearing Cash
Other Funds *	$1	$5

Collective Trust Fund
Federated Capital Preservation Fund	1,456,810	1,380,065

Mutual Funds
T. Rowe Price Retirement 2020 ADV	350,756	-
Janus Overseas Fund S	827,892	-
Janus Adviser International Growth CL S	-	457,687
Federated Mid Cap Growth Strategies Fund	540,694	397,454
Goldman Sachs Mid Cap Value – Service	562,828	386,041
American Funds Growth Fund of America	775,305	518,293
Federated Max Cap Index Fund SS	437,332	339,165
T. Rowe Price Equity Income Fund – R	744,483	549,825
Federated Stock and Bond Fund, Inc. A	367,464	-
Federated MDT Balanced Fund A	-	316,244
Federated Total Return Bond Instl Svc	1,284,582	1,111,885
Other Funds *	351,939	411,241
	6,243,275	4,487,835

TOTAL	$7,700,086	$5,867,905

* Fair value of investments did not represent 5 percent or more of the Plan’s net assets.

During 2009, the mutual funds within the 401(k) (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $1,257,051.

ESOP – The ESOP’s investments consist solely of the Company’s common stock as follows:

	2009		2008
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	406,792	768,787	229,278	735,763
Cost	$2,401,315	$6,181,931	$1,937,251	$6,047,050
Fair value	$968,165	$1,829,713	$1,059,265	$3,399,225

The fair value of the investment in the Company common stock represents 5% or more of the Plan’s net assets.

The fair value of the ESOP investments have been measured by quoted prices in an active market. In addition to the matching ESOP contributions, participants may directly purchase Company common stock and may reinvest Company common stock cash dividends into additional shares.  These participant-directed investments into Company common stock are purchased in open market transactions.  The Company common stock depreciated in value by $2,527,253 during 2009.  The Company contributions of $2,074,503 during 2009 to the ESOP released 190,176 shares with a fair market value of $615,005 as of the allocation dates.

NOTE 5 – NOTE PAYABLE

The ESOP entered into a $5,000,000 note with the Company on December 22, 2005.  This note was amended during 2006 to allow the Plan to borrow up to $5,750,000 to purchase Company common stock until December 31, 2006. This note was amended during 2008 to allow the Plan to borrow up to $13,396,767 to purchase Company common stock until December 31, 2008. This note was amended on January 28, 2009, to allow the Plan to borrow up to $12,745,136 to purchase Company common stock until December 31, 2009. The amended note has a term of 30 years, bears interest at 6.25 percent and requires annual payments beginning December 31, 2009. The scheduled principal payments of the note for the next five years and thereafter are as follows:

Year	Note Amortization
2010*	682,272
2011	235,310
2012	250,366
2013	266,384
2014	283,427
Thereafter	$3,114,922

* Includes additional discretionary payments that have already been paid in 2010.

The note is secured by the Company common stock purchased by the Plan that has not been allocated to participant accounts. The Company is required to make contributions to the ESOP sufficient to amortize required payments of principal and interest on the note. In addition, the Company may make discretionary profit sharing contributions to the ESOP. Any ESOP contribution will first be used to repay the note. As the note is repaid, shares are allocated as described in Note 1. The treatment of cash dividends on allocated and unallocated shares are also described in Note 1. Beginning December 31, 2006, the Plan elected to repay the note on a quarterly basis. While there are no plans to do so, the payments may return to an annual payment frequency.

As of December 31, 2009, the note had a balance of $4,832,681.  The quarterly principal and interest payment based on the note amount as of December 31, 2009, is $122,317.

NOTE 6 – TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated October 13, 2009, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 – CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of the Company of $2,797,878, approximating 26.7 percent of total assets and 49.4 percent of net assets as of December 31, 2009, and $4,458,490, approximating 43.2 percent of total assets and 96.5 percent of net assets as of December 31, 2008.

The investments in the common stock of the Company are exposed to market risk and potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as interest rate, market, liquidity and credit risks.

Due to the level of risk associated with the common stock of the Company and other investments of the Plan and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8 – PLAN AMENDMENTS

From time to time, the Plan has been amended to comply with the provisions of ERISA and all applicable regulations of the IRS.  Note 1 provides the current provisions of the Plan, as amended.

Effective August 26, 2009, the Plan was amended to update the Plan for final Treasury Regulations issued under Section 415 of the Code, to update the Plan for certain changes allowed by the Pension Protection Act of 2006, to eliminate the maximum cap of 25 percent of future elective deferrals that participants can invest in Company stock, to eliminate the rule stating that a participant may not direct a transfer or reallocation that would result in his or her account’s portion of Company stock to exceed 25 percent, exclusive of the Company match, to allow forfeitures under the Plan to be used to pay administrative expenses of the Plan in addition to reducing Company contributions to the Plan and to make other miscellaneous changes to the Plan.  The amendment was retroactive to January 1, 2009.

Effective October 28, 2009, the Plan was amended to make certain changes requested by the Internal Revenue Service as a condition to the issuance of a favorable determination letter regarding the qualified status of the Plan and to update the Plan for certain changes required by the Pension Protection Act of 2006, the Heroes Earnings Assistance and Relief Tax Act of 2008, and the Worker, Retiree and Employer Recovery Act of 2008.

NOTE 9 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds shares of First Security Group, Inc. common stock, and recognized dividend income of $94,767 during 2009 from this related party investment.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  The Company pays a majority of administrative fees on behalf of the Plan, including all legal and accounting fees.  The participants of the Plan are responsible for all advisory and investment fees.  Federated Investors, Inc. (Federated) is the recordkeeper for the Plan.  The Plan contains mutual funds and a collective trust fund that are issued by Federated or its wholly-owned trust company subsidiary, and therefore, Federated is considered a party-in-interest.

NOTE 10 – TRUSTEE

The Trustee of the Plan is FSGBank, N.A. The Trustee under the Plan shall have no discretionary authority or responsibility to direct the investment of assets under the Plan other than as specifically directed by the Retirement Committee of the Company or participants and beneficiaries of the Plan.

NOTE 11 – RECLASSIFICATIONS

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation.

NOTE 12 – SUBSEQUENT EVENT

Effective July 1, 2010, the Plan was amended to reduce the employer matching contributions of Company common stock from 6 percent of the participant’s eligible compensation to 1 percent of the participant’s eligible compensation. The amendment also reinstated the safe harbor employer matching contributions effective as of January 1, 2011 and made other miscellaneous changes to the Plan.

SUPPLEMENTAL SCHEDULES

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H, Part IV, Line 4(i) to Form 5500

December 31, 2009

Employer Identification Number: 58-2461486	Plan Number: 001

Identity of Issue, Borrower, Lessor or Similar Party	Description Of Investment	Cost	Current Value

Interest-bearing Cash:
*Employer Stock Awaiting Purchase Fund	-	**	$1

Collective Trust Fund:
*Federated Capital Preservation Fund	145,681 units	**	1,456,810

Mutual Funds:
T. Rowe Price Retirement 2010 ADV	12,330 units	**	171,393
T. Rowe Price Retirement 2020 ADV	24,140 units	**	350,756
T. Rowe Price Retirement 2030 ADV	2,938 units	**	44,195
Janus Overseas Fund S	19,489 units	**	827,892
T. Rowe Price Int’l Growth & Income R	2,427 units	**	29,848
Baron Small Cap Fund	3,398 units	**	65,444
Franklin Small Cap Value Fund – R	1,174 units	**	41,059
*Federated Mid Cap Growth Strategies Fund	18,341 units	**	540,694
Goldman Sachs Mid Cap Value – Service	19,618 units	**	562,828
American Funds Growth Fund of America	28,790 units	**	775,305
*Federated Max Cap Index Fund SS	36,444 units	**	437,332
T. Rowe Price Equity Income Fund – R	35,587 units	**	744,483
*Federated Stock & Bond Fund, Inc. A	23,024 units	**	367,464
*Federated Total Return Bond Instl Svc	118,177 units	**	1,284,582

Common Stock:
*First Security Group, Inc. (allocated to participants)	406,792 shares	**	968,165
*First Security Group, Inc. (unallocated to participants)	768,787 shares	6,181,931	1,829,713

TOTAL INVESTMENTS			$10,497,964

  *A party-in-interest as defined by ERISA.
**Cost omitted for participant directed investments.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
Schedule H, Part IV, Line 4(j) to Form 5500

For the Year Ended December 31, 2009

Employer Identification Number: 58-2461486	Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

				Expense		Current
	Description Of Asset			Incurred		Value Of
Identity	(Including Interest			With	Cost	Asset On	Net
Of Party	Rate And Maturity	Purchase	Selling	Trans-	Of	Transaction	Gain
Involved	In Case Of A Loan)	Price	Price	Action	Asset	Date	(Loss)

Category (i) – A single transaction in excess of 5% of plan assets

*First Security Group, Inc.	Purchase of 223,200 shares of First Security Group, Inc. common stock	$906,192			$906,192	$906,192

*Federated MDT Balanced Fund A	Sale of Investment		$352,172		$424,728	$352,172	$(72,556)

Janus Adviser International Growth Cl S	Sale of Investment		$678,345		$901,926	$678,345	$(223,581)

* A party-in-interest as defined by ERISA.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2009 and 2008 are presented on pages 3 through 4.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	FSGBank, N.A., as trustee

Date: June 28, 2010		By:	/s/ Rodger B. Holley
Rodger B. Holley Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.